Exhibit (a)(5)(A)

NEWS RELEASE

Contacts: Christopher Garland Public Relations +1-763-526-1621	Ryan Weispfenning Investor Relations +1-763-505-2696

FOR IMMEDIATE RELEASE

MEDTRONIC COMPLETES ACQUISITION OF HEARTWARE INTERNATIONAL

Broadens Heart Failure Leadership Into Growing Circulatory Support Sector

DUBLIN – Aug. 23, 2016 – Medtronic plc (NYSE: MDT), the global leader in medical technology, has completed its acquisition of HeartWare International, Inc., a leading innovator of less-invasive, miniaturized, mechanical circulatory support technologies (MCS) for treating patients with advanced heart failure. HeartWare will become part of the Heart Failure business within the Medtronic Cardiac Rhythm and Heart Failure division. Under the terms of the transaction, each outstanding share of HeartWare common stock has been converted into the right to receive $58.00 in cash, without interest, subject to any required withholding of taxes.

HeartWare develops and manufactures miniaturized implantable heart pumps, or ventricular assist devices (VAD), to treat patients around the world suffering from advanced heart failure. Its flagship product, the HVAD® System, features the world’s smallest full-support VAD and is indicated for refractory end-stage left-ventricular heart failure patients in the U.S. who are awaiting a heart transplant, as well as approved in Europe for long-term use in patients at risk of death from refractory, end-stage heart failure.

Medtronic estimates that the global VAD market is approximately $800 million currently, and worldwide is expected to grow in the mid-to-high single digits for calendar years 2016-17, and accelerate to high-single/low-double digits beyond calendar year 2017.

“Not only does the current HeartWare portfolio expand Medtronic leadership across the heart failure continuum, its product pipeline – when married with our expertise – can result in progressively less-invasive heart pumps that have the potential to benefit even more patients,” said David Steinhaus, M.D., vice president and general manager of the Heart Failure business, and medical director for the Cardiac Rhythm and Heart Failure division at Medtronic. “Today, Medtronic offers the industry’s leading cardiac resynchronization therapy devices, including MR-conditional CRT-defibrillators; MCS therapy for advanced heart failure patients; heart failure diagnostics; and meaningful expert analysis through Medtronic Care Management Services, including the recently launched Beacon Heart Failure Management Service.”

The acquisition of HeartWare broadens the Medtronic portfolio of therapies, diagnostic tools and services for patients suffering from heart failure, aligning with Medtronic’s Mission of alleviating pain, restoring health and extending life. The acquisition is part of the Company’s therapy innovation strategy to surround the physician with innovative products while focusing on patients and disease states.

“This is an exciting moment, as more than 600 HeartWare employees are now part of the broader Medtronic organization,” said Doug Godshall, who served as president and chief executive of HeartWare for the past decade. “HeartWare has delivered incredible advancements for patients suffering from heart failure, through the commercialization of the HVAD system and pipeline development, and I am convinced that being part of Medtronic will allow us to accelerate meaningful innovations even more quickly.”

Heart failure, also known as congestive heart failure, is a condition in which the heart isn’t pumping enough blood to meet the body’s needs. Heart failure usually develops slowly after an injury to the heart. Some injuries may include a progressive deterioration of the heart muscle, heart attack, untreated high blood pressure, or heart valve disease. Heart failure remains a leading cause of hospitalization and death in the United States, and its prevalence continues to increase, affecting more than 5 million people in the U.S. alone. The cost of heart failure is high. Healthcare expenditures in the U.S. on heart failure are estimated to be approximately $39 billion per year, making it one of the largest expenses to the healthcare system. With the aging of the population, Medtronic estimates that the number of patients with heart failure could exceed 8 million by 2030.

This transaction is expected to meet Medtronic’s long-term financial metrics for acquisitions. Medtronic does not intend to modify its fiscal year 2017 revenue outlook or earnings per share (EPS) guidance as a result of this transaction, although it is expected to provide increased confidence in the company’s ability to deliver on its FY17 revenue growth outlook. In addition, Medtronic expects minimal to no net EPS dilution from this transaction for the first two years as the company intends to offset the expected dilutive impact. The acquisition is expected to be earnings accretive in year three.

In collaboration with leading clinicians, researchers and scientists worldwide, Medtronic offers the broadest range of innovative medical technology for the interventional and surgical treatment of cardiovascular disease and cardiac arrhythmias. The company strives to offer products and services of the highest quality that deliver clinical and economic value to healthcare consumers and providers around the world.

The Tender Offer and Merger

The tender offer for all of the outstanding shares of HeartWare common stock expired as scheduled immediately after 11:59 p.m. Eastern time on August 22, 2016. Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has advised Medtronic that 14,952,817 shares of HeartWare common stock were validly tendered and not properly withdrawn in the tender offer, representing approximately 85.15% of the outstanding shares. All of the conditions to the tender offer have been satisfied, and on August 23, 2016, Medtronic Acquisition Corp., a subsidiary of Medtronic, accepted for payment and will promptly pay for all shares validly tendered and not properly withdrawn in the tender offer.

Following acceptance of the tendered shares, Medtronic completed its acquisition of HeartWare through the merger of Medtronic Acquisition Corp. with and into HeartWare without a vote of HeartWare’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law. As a result of the merger, HeartWare became a wholly-owned subsidiary of Medtronic. In connection with the merger, all HeartWare shares not validly tendered into the tender offer (other than shares (i) owned by HeartWare as treasury stock or owned by Medtronic, Inc. or Medtronic Acquisition Corp., which shares were cancelled and retired and cease to exist or (ii) held by any person who was entitled to and has properly demanded statutory appraisal of his or her shares) have been cancelled and converted into the right to receive the same $58.00 per share in cash, without interest, subject to any required withholding of taxes, as will be paid for all shares that were validly tendered and not properly withdrawn in the tender offer. HeartWare common stock will cease to be traded on The NASDAQ Stock Market LLC.

About Medtronic

Medtronic plc (www.medtronic.com), headquartered in Dublin, Ireland, is among the world’s largest medical technology, services and solutions companies – alleviating pain, restoring health and extending life for millions of people around the world. Medtronic employs more than 85,000 people worldwide, serving physicians, hospitals and patients in approximately 160 countries. The company is focused on collaborating with stakeholders around the world to take healthcare Further, Together.

Any forward-looking statements, including, but not limited to, statements regarding the transaction between Medtronic and HeartWare, strategic and other potential benefits of the transaction, including meeting Medtronic’s long-term financial metrics for acquisitions, HeartWare’s products and product candidates and other statements about future expectations, beliefs, goals, plans or prospects, are subject to risks and uncertainties such as those described in Medtronic’s and HeartWare’s periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results. Medtronic cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Medtronic undertakes no obligation to update or revise any of these statements.

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